Exhibit 99.1

Certain 2026 Comparative to 2025 Performance Metrics

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in our most recent annual report on Form 1-K filed on April 30, 2026.

Unless otherwise indicated, the latest results discussed below as of March 31, 2026 and March 31, 2025 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Key Business Metrics

Management has identified the following key business metrics to evaluate our performance, identify trends, develop financial projections and guide strategic decision-making. Accordingly, these key business metrics are intended to offer investors and stakeholders valuable insights into our business performance and operations. It is important to note that these key business metrics are provided for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may vary from similarly titled metrics or measures presented by other companies.

Total Units Transacted

A unit represents a ⅛ co-ownership membership interest in a property. Resales units transacted represents where the Company receives a fixed fee upon a successful resale between two third-parties. Pacaso NOW units allow customers to experience a Pacaso home through a program in which they pay an annual fee, which is reflected in real estate services on our statements of operations, with the option to convert into ownership. Units transacted represents the total number of ownership units in a property transacted by Pacaso within a specified period included in revenue and gain from real estate investments on our statements of operations, which also includes Pacaso NOW units that convert into ownership. The following metric is useful to management to understand the volume of transactions completed during a given time period.

	Three Months Ended March 31,
	2026	2025
Units transacted	33	27
Resales transacted	39	29
Units and resales transacted	72	56
Pacaso NOW units transacted	-	3
Total units transacted, net of deferred units	72	59

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Gross real estate transacted and margin

We define gross real estate transacted as the total dollar value, less any concessions, of co-ownership transacted during the period which includes co-ownership real estate sales, gain from real estate investments presented gross as well as whole home real estate sales transacted, and the applicable margin on such transactions after subtracting the cost of the underlying real estate. The table detailing the components is shown below, which is an indication of the performance of our core business offering of selling co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period.

	Three Months Ended March 31,		2025 to 2026
(amounts in thousands)	2026	2025	$ Change	% Change
Gross real estate transacted, less whole home sales	$28,672	$29,164	$(492)	(2)%
Gross real estate transacted, less whole home sales margin %	15.3%	13.1%

Whole home real estate transacted	$825	$-	$825	NM
Whole home real estate transacted margin	(6.2)%	-%

Gross real estate transacted	$29,497	$29,164	$333	1%
Gross real estate transacted margin %	14.7%	13.1%

Real estate services revenue for the three months ended March 31, 2026 and 2025 was $14.0 million and $13.0 million, respectively. Adjusted gross profit margin, excluding whole home sales, was 18.5% and 14.9% for the three months ended March 31, 2026 and 2025, respectively, which is calculated as adjusted gross profit excluding whole home sales divided by gross real estate transacted and real estate services, less whole home sales.

Results of Operations

The following table sets forth our condensed consolidated GAAP results of operations (unaudited) for the periods presented:

	Three Months Ended March 31,		2025 to 2026 Change
(amounts in thousands)	2026	2025	Change in $	Change in %
Revenue	$25,743	$33,194	$(7,451)	(22)%
Cost of Revenue	18,098	27,319	(9,221)	(34)%
Gross Profit	7,645	5,875	1,770	30%
Operating Expenses	11,326	14,282	(2,956)	(21)%
Loss from Operations	(3,681)	(8,407)	4,726	(56)%
Non-Operating Expenses:
Interest expense, net	1,538	1,246	292	23%
Net loss	$(5,219)	$(9,653)	$4,434	(46)%

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Adjusted Gross Profit

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in inventory at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. Additionally, we calculate Adjusted Gross Profit Excluding Impact of Whole Homes, which is an indication of the performance of our core business offering of selling and managing co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period.

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We view this metric as an important measure of business performance, as it captures gross profit performance related to units transacted in a given period and provides comparability across reporting periods.

	Three Months Ended March 31,
(amounts in thousands)	2026	2025

Gross profit (GAAP)	$7,645	$5,875

Adjustments- add back (deduct):
Amortization of developed technology (1)	231	405
Inventory valuation adjustments- Prior periods (2)(3)	(272)	-
Share-based compensation	3	5
Adjusted gross profit	$7,607	$6,285

Whole home gross (profit) loss	51	-
Inventory valuation adjustments related to whole homes	211	-
Adjusted gross profit excluding impact of whole homes	$7,869	$6,285

(1)	Amortization of capitalized internally developed technology.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, unrealized gain or loss on foreign currency, non-recurring impairment and write-offs and advertising expense directly related to our Regulation A offering. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

	Three Months Ended March 31,
(amounts in thousands)	2026	2025
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(5,219)	$(9,653)

Interest expense- net	1,538	1,246
Depreciation and amortization	517	621
Share-based compensation	24	133
Non-recurring expense	30	-
Inventory valuation adjustments- Prior periods (1)(2)	(272)	-
Unrealized foreign currency loss	(5)	(95)
Impairment and write-off expense	-	40
Regulation A offering advertising	-	3,606
Adjusted EBITDA	$(3,387)	$(4,102)

(1)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(2)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

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